UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-49966

Community First, Inc.
(Exact name of registrant as specified in its charter)

c/o Reliant Bancorp, Inc. 1736 Carothers Parkway, Suite 100 Brentwood, Tennessee 37027; (615) 221-2020
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANT BANCORP, INC. as successor to COMMUNITY FIRST, INC.

Date: March 26, 2018	By: /s/ DeVan D. Ard, Jr. President and Chief Executive Officer

* Effective as of January 1, 2018, pursuant to an Agreement and Plan of Merger dated August 22, 2017, by and among Reliant Bancorp, Inc. (f/k/a Commerce Union Bancshares, Inc.), Pioneer Merger Sub, Inc., Reliant Bank, Community First, Inc., and Community First Bank & Trust.